Exhibit 99.1

CN ENERGY GROUP. INC.

INDEX TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CN ENERGY GROUP. INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

	March 31,	September 30,
	2021	2020
ASSETS
Current Assets:
Cash	$12,962,779	$1,570,035
Term deposit	3,050,000	-
Accounts receivable	7,851,679	8,727,364
Inventory	2,006,975	2,809,584
Advances to suppliers, net	2,533,017	1,561,274
Prepaid expenses and other current assets	23,615	32,628
Total current assets	28,428,065	14,700,885

Property, plant and equipment, net	14,519,179	14,294,703
Prepayment for property and equipment	5,301,846	-
Intangible assets, net	122,311	171,287
Land use right, net	572,062	557,179
Right of use lease assets, net	122,084	141,991
Long-term deposits	1,220,153	1,176,051
Deferred offering costs	-	385,193
Deferred tax assets	10,267	15,674
Total Assets	$50,295,967	$31,442,963

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
Short-term bank loans	$1,220,000	$1,613,928
Long-term bank loan, current	260,465	-
Accounts payable	2,151,043	4,830,110
Deferred revenue, current	109,648	120,383
Due to related parties	318,000	187,062
Taxes payable	294,126	244,169
Operating lease liabilities, current	34,625	68,833
Accrued expenses and other current liabilities	655,491	639,125
Total current liabilities	5,043,398	7,703,610

Long-term bank loan, non-current	151,938	-
Deferred revenue, non-current	536,990	555,725
Operating lease liabilities, non-current	50,147	65,586
Total liabilities	5,782,473	8,324,921

Commitments and contingencies

Stockholders' Equity:
Ordinary shares, no par value, unlimited number of ordinary shares authorized, 16,250,000 and 10,000,000 ordinary shares issued and outstanding at March 31, 2021 and September 30, 2020, respectively	35,940,825	14,005,621
Convertible preferred shares, no par value, an unlimited number of convertible preferred shares authorized, nil and 500,000 convertible preferred shares issued and outstanding at March 31, 2021 and September 30, 2020, respectively	-	1,800,000
Additional paid-in capital	8,865,199	7,890,199
Statutory reserves	228,987	129,497
Retained earnings (accumulated deficit)	(84,415)	259,507
Accumulated other comprehensive loss	(437,102)	(966,782)
Total stockholders' equity	44,513,494	23,118,042

Total Liabilities and Stockholders' Equity	$50,295,967	$31,442,963

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CN ENERGY GROUP. INC.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(UNAUDITED)

	For the Six Months Ended March 31,
	2021	2020
Revenues	$7,723,067	$3,943,459

Cost of revenues	(6,575,581)	(2,852,551)

Gross profit	1,147,486	1,090,908

Operating expenses:
Selling expenses	128,411	100,845
General and administrative expenses	672,320	470,234
Research and development expenses	164,719	225,792
Total operating expenses	965,450	796,871

Income from operations	182,036	294,037

Other income (expenses):
Interest expense	(49,307)	(7,024)
Government subsidy income	724,405	256,421
Other income	5,337	2,909
Total other income, net	680,435	252,306

Income before income taxes	862,471	546,343

Provision for income taxes	131,903	23,516

Net income	730,568	522,827

Deemed dividend on conversion of Convertible Preferred Stock to Common Stock	(975,000)	-

Net income (loss) attributable to Common Stockholders	$(244,432)	$522,827

Net income	730,568	522,827

Other comprehensive income:
Foreign currency translation gain	529,680	118,400

Comprehensive income	$1,260,248	$641,227

Earnings per share – basic and diluted	$0.06	$0.05

Weighted average shares outstanding – basic and diluted	11,684,066	10,000,000

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CN ENERGY GROUP. INC.

  CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

  FOR THE SIX MONTHS ENDED MARCH 31, 2021 AND  2020

 (UNAUDITED)

							Retained	Accumulated
					Additional		Earnings	Other	Total
	Ordinary Share		Preferred Shares		Paid-in	Statutory	(Accumulated	Comprehensive	Stockholders
	Shares	Amount	Shares	Amount	Capital	Reserves	Deficit)	Loss	Equity
Balance at September 30, 2019	10,000,000	$14,005,621	-	$-	$7,890,199	$-	$(1,955,766)	$(1,944,441)	$17,995,613

Net income for the period	-	-	-	-	-	-	522,827	-	522,827
Foreign currency translation gain	-	-	-	-	-	-	-	118,400	118,400
Balance at March 31, 2020	10,000,000	$14,005,621	-	$-	$7,890,199	$-	$(1,432,939)	$(1,826,041)	$18,636,840

Balance at September 30, 2020	10,000,000	$14,005,621	500,000	$1,800,000	$7,890,199	$129,497	$259,507	$(966,782)	$23,118,042

Issuance of Ordinary Shares, net of offering expenses	5,750,000	20,135,204	-	-	-	-	-	-	20,135,204
Preferred Shares converted into Ordinary shares	500,000	1,800,000	(500,000)	(1,800,000)	-	-	-	-	-
Deemed dividend on conversion of Convertible Preferred Stock to Common Stock	-	-	-	-	975,000	-	(975,000)	-	-
Net income for the period	-	-	-	-	-	-	730,568	-	730,568
Appropriation to statutory reserve	-	-	-	-	-	99,490	(99,490)	-	-
Foreign currency translation gain	-	-	-	-	-	-	-	529,680	529,680
Balance at March 31, 2020	16,250,000	$35,940,825	-	$-	$8,865,199	$228,987	$(84,415)	$(437,102)	$44,513,494

 The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CN ENERGY GROUP. INC.

 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	For the Six Months Ended March 31,
	2021	2020
Cash flows from operating activities:
Net income	$730,568	$522,827
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation	482,855	467,115
Amortization of operating lease right-of-use assets	25,248	-
Amortization of intangible assets and land use right	61,451	65,520
Changes in bad debt allowances	(39,992)	(11,364)
Deferred income taxes	5,999	1,705
Deferred revenue	(54,860)	91,343
Changes in operating assets and liabilities:
Accounts receivable	1,203,747	(169,719)
Inventory	908,563	52,536
Advances to suppliers	(873,802)	(387,689)
Prepaid expenses and other current assets	10,243	(6,047)
Accounts payable	(2,862,070)	(975,378)
Operating lease liabilities	(54,724)	-
Taxes payable	40,827	(65,187)
Accrued expenses and other current liabilities	(2,949)	214,455
Net cash used in operating activities	(418,896)	(199,883)

Cash flows from investing activities:
Prepayment for property and equipment	(5,305,322)	-
Purchase of property, plant and equipment	(171,079)	(413)
Purchase of term deposit	(3,050,000)	-
Net cash used in investing activities	(8,526,401)	(413)

Cash flows from financing activities:
Deferred offering costs	-	(26,908)
Proceeds from the Initial Public Offering	23,000,000	-
Direct costs disbursed from Initial Public Offering proceeds	(2,377,450)	-
Repayment of related parties loans	(340,019)	(451,219)
Repayment of short-term bank loans	(912,548)	-
Proceeds from short-term bank loans	457,800	145,464
Proceeds from long-term bank loan	412,673	-
Net cash provided by (used in) financing activities	20,240,456	(332,663)

Effect of exchange rate changes on cash	97,585	16,566

Net increase (decrease) in cash	11,392,744	(516,393)

Cash, beginning of period	1,570,035	1,560,335

Cash, end of period	$12,962,779	$1,043,942

Supplemental disclosure information:
Cash paid for income tax	$130,201	$60,716
Cash paid for interest	$49,466	$7,181

Supplemental non-cash activities:
Accrued deferred offering costs	$385,193	$34,650
Other payables funded by a related party through related party loans	$-	$130,000
Deemed dividend on conversion of Preferred Stock to Common Stock	$975,000	$-
Deferred offering costs funded by a related party through related party loans	$102,153	$8,142

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Note 1 – Organization and nature of business

CN ENERGY GROUP. INC. (“CN Energy”) is a holding company incorporated under the laws of the British Virgin Islands on November 23, 2018. CN Energy, through its subsidiaries (collectively, the “Company”), is a manufacturer and supplier of wood-based activated carbon that is primarily used in pharmaceutical manufacturing, industrial manufacturing, water purification, environmental protection, and food and beverage production (“Activated Carbon Production”), and a producer of biomass electricity generated in the process of producing activated carbon (“Biomass Electricity Production”).

Reorganization

In connection with its initial public offering, the Company undertook a reorganization of its legal structure (the “Reorganization”). The Reorganization involved: (1) the incorporation of CN Energy, a British Virgin Islands holding company; (2) the incorporation of Clean Energy Holdings Limited (“Energy Holdings”), a Hong Kong holding company; (3) the incorporation of Zhejiang CN Energy Technology Development Co., Ltd. (“Zhejiang CN Energy”) and Manzhouli CN Energy Industrial Co., Ltd. (“Manzhouli CN Energy”), two new wholly foreign-owned enterprises (“WFOE”) formed by Energy Holdings under the laws of the People’s Republic of China (“China” or the “PRC”); (4) the incorporation of Manzhouli CN Energy Technology Co., Ltd. (“Manzhouli CN Technology”), a PRC company, of which 90% of the equity interests are owned by Manzhouli CN Energy, and the remaining 10% by Zhejiang CN Energy; (5) the incorporation of CN Energy Industrial Development Co., Ltd. (“CN Energy Development”), a PRC company, of which 70% of the equity interests are owned by Manzhouli CN Technology and the remaining 30% by Zhejiang CN Energy; (6) the acquisition of 100% of the equity interests of Greater Khingan Range Forasen Energy Technology Co., Ltd. (“Khingan Forasen”) by CN Energy Development; and (7) the issuance of 10,000,000 ordinary shares of CN Energy (reflecting an approximate or rounded 71.62-for-1 forward split of the Company’s ordinary shares on April 20, 2020) to the original shareholders of Khingan Forasen. In relation to the Reorganization, a series of agreements were signed among CN Energy, the original shareholders of Khingan Forasen, CN Energy Development, and offshore holding companies controlled by the original shareholders of Khingan Forasen on August 12, 2019 and August 28, 2019. All share amounts and per share amounts have been presented giving effect to the forward split. The Company has retroactively restated all shares and per share data for all the periods presented.

In accordance with Accounting Standards Codification (“ASC”) 805-50-25, the Reorganization has been accounted for as a recapitalization among entities under common control since the same shareholders controlled all these entities prior to the Reorganization. The consolidation of CN Energy and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying unaudited condensed consolidated financial statements. Results of operations for the period presented comprise those of the previously separate entities combined from the beginning of the period to the end of the period. By eliminating the effects of intra-entity transactions in determining the results of operations for the period before the Reorganization, those results will be on substantially the same basis as the results of operations for the period after the date of Reorganization.

The effects of intra-entity transactions on current assets, current liabilities, revenue, and cost of sales for periods presented and on retained earnings (accumulated deficit) at the beginning of the periods presented are eliminated to the extent possible. Furthermore, ASC 805-50-45-5 indicates that the financial statements and financial information presented for prior years also shall be retrospectively adjusted to furnish comparative information.

Note 1 – Organization and nature of business (Continued)

In May and June 2021, the Company conducted another reorganization in order to simplify its corporate structure and make use of supportive government policies. The reorganization consisted of (i) the transfer of 60% of the equity interests in CN Energy Development from Manzhouli CN Technology to Zhejiang CN Energy, (ii) the transfer of 100% of the equity interests in Manzhouli Zhongxing Energy Technology Co., Ltd. (“Zhongxing Energy”) from Khingan Forasen to CN Energy Development, (iii) the transfer of 100% of the equity interests in Hangzhou Forasen Technology Co., Ltd. (“Hangzhou Forasen”) from Khingan Forasen to CN Energy Development, and (iv) the formation of Zhejiang CN Energy New Material Co., Ltd. (“Zhejiang New Material”), a PRC company wholly owned by CN Energy Development.

CN Energy, the ultimate holding company, currently owns 100% of the equity interests of CN Energy Development, which in turn owns 100% of the equity interests of Khingan Forasen, Hangzhou Forasen, Zhongxing Energy, and Zhejiang New Material.

Upon the completion of the Reorganization, the Company has subsidiaries in countries and jurisdictions including the PRC, Hong Kong, and British Virgin Islands. Details of the subsidiaries of the Company are set out below:

Name of Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Principal Activities
CN Energy	November 23, 2018	British Virgin Islands	Parent	Holding Company
Energy Holdings	August 29, 2013	Hong Kong	100%	Holding Company
Zhejiang CN Energy	January 14, 2019	Zhejiang, China	100%	Holding Company
Manzhouli CN Energy	January 24, 2019	Inner Mongolia, China	100%	Holding Company
Manzhouli CN Technology	June 10, 2019	Inner Mongolia, China	100%	Holding Company
CN Energy Development	April 18, 2019	Zhejiang, China	100%	Holding Company
Khingan Forasen	March 5, 2009	Heilongjiang, China	100%	Produces and distributes activated carbon and biomass electricity
Hangzhou Forasen	March 16, 2006	Zhejiang, China	100%	Distributes activated carbon products
Zhongxing Energy	May 21, 2018	Inner Mongolia, China	100%	Expected to produce activated carbon and steam for heating in the future
Zhejiang New Material	May 24, 2021	Zhejiang, China	100%	Expected to produce and sale wading activated carbon in the future

Initial Public Offering

On February 9, 2021, the Company closed its initial public offering (“IPO”) of 5,000,000 ordinary shares at public offering price of $4.00 per share. On February 10, 2021, the underwriters exercised their over-allotment option to purchase an additional 750,000 ordinary shares at a price of $4.00 per share. The net proceeds of the Company’s IPO, including the proceeds from the sale of the over-allotment shares, totaled approximately $20 million, after deducting underwriting discounts and other related expenses. The Company’s ordinary shares commenced trading under the ticker symbol “CNEY” on February 5, 2021.

Note 2 – Summary of significant accounting policies

Basis of presentation and principles of consolidation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”) and have been consistently applied. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. These financial statements should be read in conjunction with the audited financial statements and notes thereto for the fiscal years ended September 30, 2020 and 2019. Operating results for the six months ended March 31, 2021 are not necessarily indicative of the results that may be expected for the year ending September 30, 2021.

The unaudited condensed consolidated financial statements of the Company reflect the principal activities of CN Energy and its subsidiaries. All significant inter-company balances and transactions are eliminated upon consolidation.

Use of estimates

In preparing the unaudited condensed consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the unaudited condensed consolidated financial statements, as well as the reported amounts of revenue and expenses during the reporting periods. Significant items subject to such estimates and assumptions include, but are not limited to, the valuation of inventory, accounts receivable, advances to suppliers, useful lives of property, plant and equipment and intangible assets, the recoverability of long-lived assets, provision necessary for contingent liabilities, revenue recognition, and realization of deferred tax assets. Actual results could differ from those estimates

Cash and cash equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid instruments purchased with an original maturity of three months or less and money market accounts to be cash equivalents. The Company maintains most of its bank accounts in the PRC. Cash balances in bank accounts in the PRC are not insured by the Federal Deposit Insurance Corporation or other programs. As of March 31, 2021, and September 30, 2020, the Company had no cash equivalents.

Term deposit

Term deposit represents fixed-term deposit of money into an account at a financial institution. As of March 31, 2021, and September 30, 2020, the Company had term deposit of $3,050,000 and $nil, respectively. The Company earns interest at a fixed annual rate of 2% with a one-year maturity on this term deposit.

Accounts receivable

Accounts receivable are presented net of an allowance for doubtful accounts. The Company maintains an allowance for doubtful accounts for estimated losses. The Company reviews its accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balances, the Company considers many factors, including the age of the balance, customer payment history, customer’s current credit-worthiness, and current economic trends. Accounts are written off against the allowance after efforts at collection prove unsuccessful.

Note 2 – Summary of significant accounting policies (Continued)

Inventory

The Company values its inventory at the lower of cost, determined on a weighted average basis, or net realizable value. Costs include the cost of raw materials, freight, direct labor, and related production overhead. Net realizable value is estimated using selling price in the normal course of business less any costs to complete and sell products. The Company reviews its inventory periodically to determine if any reserves are necessary for potential obsolescence or if the carrying value exceeds net realizable value. No inventory reserves were recorded as of March 31, 2021 and September 30, 2020.

Advances to suppliers

Advances to suppliers consist of balances paid to suppliers for services and materials that have not been provided or received. The Company reviews its advances to suppliers on a periodic basis and makes general and specific allowances when there is doubt as to the ability of a supplier to provide supplies to the Company or refund an advance.

Property, plant, and equipment

Property, plant and equipment are stated at cost less accumulated depreciation. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its present working condition and location for its intended use.

Depreciation is computed on a straight-line basis over the estimated useful lives of the related assets. The estimated useful lives for significant property and equipment are as follows:

Useful life
Property and buildings	20 years
Machinery and equipment	10 years
Vehicles	4 years
Office equipment	3 - 5 years

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the unaudited condensed consolidated statements of income and comprehensive income in income from operations.

Construction-in-progress represents property and buildings under construction and consists of construction expenditures, equipment procurement, and other direct costs attributable to the construction. Construction-in-progress is not depreciated. Upon completion and ready for intended use, construction-in-progress is reclassified to the appropriate category within property, plant, and equipment.

Land use right

Land use right is recorded at cost less accumulated amortization. Amortization is provided on a straight-line basis over the estimated useful life which is 50 years and represents the shorter of the estimated usage period or the terms of the agreement.

Note 2 – Summary of significant accounting policies (Continued)

Intangible assets

Intangible assets consist primarily of patents and software. Intangible assets are stated at cost less accumulated amortization, which are amortized using the straight-line method with the following estimated useful lives:

Useful life
Patents	10 years
Software	10 years

Impairment of long-lived assets

The Company reviews long-lived assets, including definitive-lived intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. There were no impairments of these assets as of March 31, 2021 and September 30, 2020.

Leases

The Company accounts for leases following ASC 842, Leases (“Topic 842”).

The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets, current portion of obligations under operating leases, and obligations under operating leases, non-current on the Company’s consolidated balance sheets.

Operating lease ROU assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. As most of the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of future payments. The operating lease ROU asset also includes any lease payments made and excludes lease incentives and includes initial direct costs incurred. The Company’s lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expenses for minimum lease payments are recognized on a straight-line basis over the lease term. See Note 16 for further discussion.

Note 2 – Summary of significant accounting policies (Continued)

Fair value of financial instruments

On October 1, 2020, The Company adopted Accounted Standards Update (“ASU”) 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement, and the adoption of this ASU did not have a material impact on the Company’s unaudited condensed consolidated financial statements. Topic 820 clarifies the definition of fair value, prescribes methods for measuring fair value, and establishes a fair value hierarchy to classify the inputs used in measuring fair value as follows:

● Level 1 - Inputs are unadjusted quoted prices in active markets for identical assets or liabilities available at the measurement date.

● Level 2 - Inputs are unadjusted quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs derived from or corroborated by observable market data.

● Level 3 - Inputs are unobservable inputs which reflect the reporting entity’s own assumptions about what assumptions market participants would use in pricing the asset or liability based on the best available information.

Any transfers of assets or liabilities between Level 1, Level 2, and Level 3 of the fair value hierarchy will be recognized at the end of the reporting period in which the transfer occurs. There were no transfers between fair value levels in any of the periods presented herein.

Unless otherwise disclosed, the fair value of the Company’s financial instruments including cash, term deposit, accounts receivable, advances to suppliers, prepaid expenses and other current assets, short-term bank loans, accounts payable, due to related parties, taxes payable, and accrued expenses and other current liabilities approximate their recorded values due to their short-term maturities.  The fair value of long-term bank loan and operating lease liabilities approximate their recorded values as their stated interest rates approximate the rates currently available.

Note 2 – Summary of significant accounting policies (Continued)

Revenue recognition

The Company accounts for revenue recognition under Accounting Standards Codification 606, Revenue from Contracts with Customers (“ASC 606”). Revenue of the Company is mainly from the sale of two types of products, activated carbon and biomass electricity generated in the process of producing activated carbon. For the sale of activated carbon, the Company recognizes revenue when title and risk of loss passes and the customer accepts the products, which occurs at delivery. Product delivery is evidenced by warehouse shipping log as well as signed shipping bills from the shipping company, or by receipt document signed by the customer upon delivery, depending on the delivery term negotiated between the Company and customers on a customer-by-customer basis. For the sale of biomass electricity, revenue is recognized over time as the biomass electricity is delivered, which occurs when the biomass electricity is transmitted from the power plant of the Company to the provincial power grid company. The amount is based on the reading of meters, which occurs on a systematic basis throughout each reporting period and represents the market value of the biomass electricity delivered.

The Company also provides technical service to customers who purchase activated carbon from the Company. The revenue of technical service is recognized on a straight-line basis over the service period as earned.

The transaction price of activated carbon and technical services is determined based on fixed consideration in the Company’s customer contracts. Pursuant to the power purchase agreements entered into between the Company and the respective provincial power grid company, the Company’s sales of biomass electricity were made to the power grid company at the tariff rates agreed with the provincial power grid company as approved by the relevant government authorities in the PRC. In determining the transaction price, no significant financing components exist since the timing from when the Company invoices its customers to when payment is received is less than one year.

Revenue is reported net of all value added taxes. The Company generally does not permit customers to return products and historically, customer returns have been immaterial. In the event the Company receives an advance from a customer, such advance is recorded as a liability to the Company. The Company reduces the liability and recognizes revenue after the delivery of goods occurs.

The core principle underlying ASC 606 is that the Company recognizes revenue to represent the transfer of goods and services to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange. This requires the Company to identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time, based on when control of goods and services transfers to a customer. The Company’s sales contracts of activated carbon have one single performance obligation as the promise to transfer the individual goods is not separately identifiable from other promises in the contracts and is, therefore, not distinct. Therefore, the sale of activated carbon is recognized at a point in time. The Company’s sales contracts of biomass electricity have a single performance obligation that represents a promise to transfer to the customer a series of distinct goods that are substantially the same and that have the same pattern of transfer to the customer. The Company’s performance obligation is satisfied over time as biomass electricity is delivered.

There were no contract assets as of March 31, 2021 and September 30, 2020. For the six months ended March 31, 2021 and 2020, revenue recognized from performance obligations related to prior periods was insignificant. Revenue expected to be recognized in any future periods related to remaining performance obligations is insignificant.

The Company has elected the following practical expedients in applying ASC 606:

●	Unsatisfied Performance Obligations – for all performance obligations relate to contracts with a duration of less than one year, the Company has elected to apply the optional exemption provided in ASC 606, and therefore is not required to disclose the aggregate amount of the transaction price allocated to performance obligations that are unsatisfied or partially unsatisfied at the end of the reporting period.
●	Contract Costs - all incremental customer contract acquisition costs are expensed as they are incurred as the amortization period of the asset that the Company otherwise would have recognized is one year or less in duration.
●	Significant Financing Component - the Company does not adjust the promised amount of consideration for the effects of a significant financing component as the Company expects, at contract inception, that the period between when the Company transfers a promised good or service to a customer and when the customer pays for that good or service will be one year or less.
●	Sales Tax Exclusion from the Transaction Price - the Company excludes from the measurement of the transaction price all taxes assessed by a governmental authority that are both imposed on and concurrent with a specific revenue-producing transaction and collected by the Company from the customer.
●	Shipping and Handling Activities - the Company elected to account for shipping and handling activities as a fulfillment cost rather than as a separate performance obligation.

Refer to Note 18—Segment reporting for details of revenue disaggregation.

Note 2 – Summary of significant accounting policies (Continued)

Cost of revenue

Cost of revenue includes cost of raw materials purchased, inbound freight cost, cost of direct labor, depreciation expense, and other overhead. Write-down of inventory for lower of cost or net realizable value adjustments is also recorded in cost of revenue.

Research and development expenses

Research and development expenses include costs directly attributable to the conduct of research and development projects, including the cost of salaries and other employee benefits. All costs associated with research and development are expensed as incurred.

Shipping and handling

All shipping and handling costs are expensed as incurred and included in selling expenses. Total shipping and handling expenses were $112,629 and $74,322 for the six months ended March 31, 2021 and 2020, respectively.

Government subsidy income

The Company receives various government grants from time to time. There is no guarantee that the Company will continue to receive such grants in the future. For the six months ended March 31, 2021 and 2020, the Company had subsidy income of $724,405 and $256,421, including $54,860 and $51,269 for equipment of energy projects grants, and $669,545 and $205,152 of value-added tax refund, respectively.

In January 2014, April 2014, and December 2019, the Company received government subsidies of approximately $840,000, $140,000, and $140,000 for equipment of energy projects, respectively. These subsidies were one-time grants, and the Company recognizes the income over the useful lives of the equipment. As of March 31, 2021 and September 30, 2020, the balance of unrecognized government grants was $646,638 and $676,108, respectively, which was recorded in deferred revenue. During the six months ended March 31, 2021 and 2020, $54,860 and $51,269 was recorded in government subsidy income, respectively.

Income taxes

The Company’s subsidiaries in the PRC and Hong Kong are subject to the income tax laws of the PRC and Hong Kong. No taxable income was generated outside the PRC for the six months ended March 31, 2021 and 2020. The Company accounts for income taxes in accordance with ASC 740, Income Taxes. ASC 740 requires an asset and liability approach for financial accounting and reporting for income taxes and allows recognition and measurement of deferred tax assets based upon the likelihood of realization of tax benefits in future years. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits, or future deductibility is uncertain.

ASC 740-10-25 prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. It also provides guidance on the recognition of income tax assets and liabilities, classification accounting for interest and penalties associated with tax positions, years open for tax examination, accounting for income taxes in interim periods and income tax disclosures. There were no material uncertain tax positions as of March 31, 2021 and September 30, 2020. As of March 31, 2021, the tax years ended December 31, 2016, through December 31, 2020 for the Company’s PRC subsidiaries remain open for statutory examination by PRC tax authorities.

Note 2 – Summary of significant accounting policies (Continued)

Value added tax (“VAT”)

Sales revenue represents the invoiced value of goods, net of VAT. The VAT is based on gross sales price and VAT rates range up to 13%, depending on the type of products sold. The VAT may be offset by VAT paid by the Company on raw materials and other materials included in the cost of producing or acquiring its finished products. The Company recorded a VAT payable or receivable net of payments in the accompanying unaudited condensed consolidated financial statements. All of the VAT returns filed by the Company’s subsidiaries in the PRC, have been and remain subject to examination by the tax authorities for five years from the date of filing.

Each local tax authority at times may grant tax holidays to local enterprises as a way to encourage entrepreneurship and stimulate local economy. Khingan Forasen and its branch office, Greater Khingan Range Forasen Energy Technology Co., Ltd. Tahe Biopower Plant (“Biopower Plant”), are entitled to obtained 70% VAT refund as they meet the requirement of national comprehensive utilization of resources program. For the six months ended March 31, 2021 and 2020, the amount of $669,545 and $205,152 VAT refund was recorded in government subsidy income, respectively.

Concentrations of credit risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash, accounts receivable, and advances to suppliers. Most of the Company’s cash is maintained with banks within the PRC of which no deposits are covered by insurance. The Company has not experienced any losses in such accounts. A significant portion of the Company’s sales are credit sales which are primarily to customers whose ability to pay is dependent upon the industry economics prevailing in these areas. The Company also makes cash advances to certain suppliers to ensure the stable supply of key raw materials. The Company performs ongoing credit evaluations of its customers and key suppliers to help further reduce credit risk.

Comprehensive income

Comprehensive income consists of two components, net income and other comprehensive income. Other comprehensive income refers to revenue, expenses, gains, and losses that under U.S. GAAP are recorded as an element of stockholders’ equity but are excluded from net income. Other comprehensive income consists of foreign currency translation adjustment from the Company not using U.S. dollar as its functional currency.

Foreign currency translation

The Company’s financial information is presented in U.S. dollars. The functional currency of the Company is the Renminbi (“RMB”), the currency of the PRC. Any transactions denominated in currencies other than RMB are translated into RMB at the exchange rate quoted by the People’s Bank of China prevailing at the dates of the transactions, and exchange gains and losses are included in the statements of income as foreign currency transaction gain or loss. The consolidated financial statements of the Company have been translated into U.S. dollars in accordance with ASC 830, Foreign Currency Matters. The financial information is first prepared in RMB and then translated into U.S. dollars at period-end exchange rates for assets and liabilities and average exchange rates for revenue and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred. The effects of foreign currency translation adjustments are included as a component of accumulated other comprehensive loss in stockholders’ equity.

The exchange rate in effect as of March 31, 2021 and September 30, 2020, was RMB1 for $0.1525 and $0.1470, respectively. The average exchange rate for the six months ended March 31, 2021 and 2020, was RMB1 for $0.1526 and $0.1426, respectively.

Note 2 – Summary of significant accounting policies (Continued)

Earnings Per Share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, Earnings per Share. ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average ordinary shares outstanding for the period. Diluted EPS is similar to basic EPS but presents the dilutive effect on a per share basis of potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. There was no anti-dilutive effect for the six months ended December 31, 2021 and 2020.

Statement of cash flows

In accordance with ASC 230, Statement of Cash Flows, cash flows from the Company’s operations are formulated based upon the local currencies, and then translated at average translation rates for the periods. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

Risks and uncertainties

The operations of the Company are located in the PRC. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by the political, economic, and legal environments in the PRC, in addition to the general state of the PRC economy. The Company’s results may be adversely affected by changes in the political and social conditions in the PRC, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

The Company’s sales, purchases, and expense transactions are denominated in RMB, and all of the Company’s assets and liabilities are also denominated in RMB. RMB is not freely convertible into foreign currencies under the current law. In the PRC, foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China, the central bank of the PRC. Remittances in currencies other than RMB may require certain supporting documentation in order to effect the remittance.

The Company does not carry any business interruption insurance, product liability insurance, or any other insurance policy except for a limited property insurance policy. As a result, the Company may incur uninsured losses, increasing the possibility that investors would lose their entire investment in the Company.

In December 2019, a novel strain of coronavirus (“COVID-19”) was first identified in Wuhan, China. On March 11, 2020, the World Health Organization declared COVID-19 a pandemic. The Chinese government has ordered quarantines, travel restrictions, and the temporary closure of stores and facilities. Companies are also taking precautions, such as requiring employees to work remotely, imposing travel restrictions and temporarily closing businesses.

The Company’s operations were significantly impacted by the COVID-19 pandemic. Because of the shelter-in-place orders and travel restrictions mandated by the Chinese government, employees of Biopower Plant and Hangzhou Forasen could not return to work on time after the Chinese New Year and the transportation of raw materials and activated carbon was delayed or halted during January and February 2020, which adversely impacted the Company’s production and sales, as well as the construction of its new facility in Manzhouli City, during that period. Although the production and sales have gradually recovered since the end of March 2020 and the Company resumed the construction of its new facility in Manzhouli City in August 2020, if COVID-19 further impacts its production and sales or delays the construction, the Company’s financial condition, results of operations, and cash flows could continue to be adversely affected.

Note 2 – Summary of significant accounting policies (Continued)

Risks and uncertainties (Continued)

Although the COVID-19 outbreak seems to have been under relative control in China since May 2020, it may continue to materially adversely affect the Company’s business operations and condition and operating results for 2021, including but not limited to material negative impact on its total revenue, slower collection of accounts receivables, and additional allowance for doubtful accounts. Because of the significant uncertainties surrounding the COVID-19 outbreak, the Company cannot reasonably estimate the extent of the business disruption and the related financial impact at this time.

Recent accounting pronouncements

In June 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-13, Financial Instruments - Credit Losses (Topic 326). The amendments in this Update require a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The amendments broaden the information that an entity must consider in developing its expected credit loss estimate for assets measured either collectively or individually. The use of forecasted information incorporates more timely information in the estimate of expected credit loss, which will be more decision useful to users of the financial statements. This ASU is effective for annual and interim periods beginning after December 15, 2019 for issuers and December 15, 2020 for non-issuers. Early adoption is permitted for all entities for annual periods beginning after December 15, 2018, and interim periods therein. In May 2019, the FASB issued ASU 2019-05, Financial Instruments—Credit Losses (Topic 326): Targeted Transition Relief. This ASU adds optional transition relief for entities to elect the fair value option for certain financial assets previously measured at amortized cost basis to increase comparability of similar financial assets. The ASUs should be applied through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective (that is, a modified retrospective approach). On November 19, 2019, the FASB issued ASU 2019-10 to amend the effective date for ASU 2016-13 to be fiscal years beginning after December 15, 2022 and interim periods therein. The Company will adopt this ASU within annual reporting period of September 30, 2024 and expects that the adoption will not have a material impact on the Company’s consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which removes certain exceptions to the general principles in Topic 740, and also improves consistent application of and simplify U.S. GAAP for other areas of Topic 740 by clarifying and amending existing guidance. For public business entities, the amendments in this update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. For all other entities, the amendments in this update are effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early adoption of the amendments is permitted. The Company will adopt this ASU within annual reporting period of September 30, 2022 and expects that the adoption of this ASU will not have a material impact on the Company’s consolidated financial statements.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated financial position, statements of operations and cash flows.

Note 3 – Accounts receivable

Accounts receivable consisted of the following:

	March 31, 2021	September 30, 2020
Trade accounts receivable	$7,851,679	$8,727,364
Less: allowance for doubtful accounts	-	-
Accounts receivable, net	$7,851,679	$8,727,364

Note 4 – Inventory

Inventory consisted of the following:

	March 31, 2021	September 30, 2020
Raw materials	$1,233,065	$1,866,725
Finished goods	773,910	942,859
Total	$2,006,975	$2,809,584

Note 5 – Advances to suppliers, net

Advances to suppliers consisted of the following:

	March 31, 2021	September 30, 2020
Advances for raw materials purchase	$2,599,792	$1,664,158
Less: allowance for doubtful accounts	(66,775)	(102,884)
Advances to suppliers, net	$2,533,017	$1,561,274

The movement of allowance for doubtful accounts was as follows:

	March 31, 2021	September 30, 2020
Balance at beginning of period	$102,884	$44,526
Addition to allowance for doubtful accounts	29,117	94,065
Recovery in allowance for doubtful accounts	(69,083)	(37,900)
Translation adjustments	3,858	2,193
Balance at end of period	$66,776	$102,884

Note 6 – Property, plant, and equipment, net

Property, plant, and equipment, stated at cost less accumulated depreciation, consisted of the following:

	March 31, 2021	September 30, 2020
Property and buildings	$7,706,450	$7,427,906
Machinery and equipment	7,398,782	7,131,358
Office equipment	117,337	113,096
Vehicles	121,437	117,048
Subtotal	15,344,006	14,789,408
Construction in progress	5,606,028	5,238,614
Less: accumulated depreciation	(6,430,855)	(5,733,319)
Property, plant and equipment, net	$14,519,179	$14,294,703

Depreciation expense was $482,855 and $467,115 for the six months ended March 31, 2021 and 2020, respectively.

Note 6 – Property, plant, and equipment, net (Continued)

As of March 31, 2021, the Company had $5,301,846 prepayment for production line equipment of Manzhouli’s new facility, and it was recorded in prepayment for property and equipment on the unaudited condensed consolidated balance sheets.

Note 7 – Land use right, net

Land use right, net consisted of the following:

	March 31, 2021	September 30, 2020
Land use right	$601,117	$579,390
Less: accumulated amortization	(29,055)	(22,211)
Land use right, net	$572,062	$557,179

Amortization expense was $6,016 and $5,622 for the six months ended March 31, 2021 and 2020, respectively.

The following is a schedule, by years, of estimated future amortization expense as of March 31, 2021:

Amortization expense
Remainder of fiscal 2021	$6,016
Fiscal 2022	12,032
Fiscal 2023	12,032
Fiscal 2024	12,032
Fiscal 2025	12,032
Thereafter	517,918
Total	$572,062

Note 8 – Intangible assets, net

Intangible assets, net consisted of the following:

	March 31, 2021	September 30, 2020
Software	$15,631	$15,066
Purchased patents	1,087,369	1,048,067
Subtotal	1,103,000	1,063,133
Less: accumulated amortization	(980,689)	(891,846)
Intangible assets, net	$122,311	$171,287

Amortization expense was $55,435 and $59,898 for the six months ended March 31, 2021 and 2020, respectively.

Note 8 – Intangible assets, net (Continued)

The following is a schedule, by years, of estimated future amortization expenses as of March 31, 2021:

Amortization expense
Remainder of fiscal 2021	$55,188
Fiscal 2022	63,682
Fiscal 2023	499
Fiscal 2024	499
Fiscal 2025	499
Thereafter	1,944
Total	$122,311

Note 9 – Long-term deposits

Long-term deposits consisted of the following:

	March 31, 2021	September 30, 2020
Construction deposit (a)	$915,153	$882,075
Deposit for acquisition of land use rights (b)	305,000	293,976
Long-term deposits	$1,220,153	$1,176,051

(a)	On June 25, 2020, the Company entered into a construction agreement with a third party, Manzhouli Lancheng Project Management Co., Ltd., for the first stage of construction of the Company’s new facility in Manzhouli City, China. Pursuant to the agreement, the Company made a payment of RMB6 million (equivalent to $915,153 as of March 31, 2021) as security deposit. The deposit is interest-free and is refundable upon the completion of the project.

(b)	The Company paid a deposit of RMB2 million (equivalent to $305,000 as of March 31, 2021) to the Finance Bureau designated by the Tahe County Land and Resources Bureau, to bid for the acquisition of land use rights. The deposit is interest-free and refundable if the bid is unsuccessful.

Note 10 – Short-term bank loans

On May 22, 2020, Khingan Forasen entered into a short-term loan agreement with Industrial and Commercial Bank of China Tahe Branch (“ICBC”) to borrow RMB5 million (equivalent to $762,500 as of March 31, 2021) as working capital, with an interest rate equaling the Loan Prime Rate (“LPR”) set by the People’s Bank of China at the time of borrowing plus 50 base points (effective rate is 4.35%). The Company received the proceeds on May 26, 2020. The term of the loan was 12 months from the date when the proceeds were received. The loan was guaranteed by a third party, Heilongjiang Xinzheng Financing Guarantee Group Co., Ltd., for up to 80% of the outstanding principal balance, and collateralized by the property and equipment of Khingan Forasen, with a net book value of RMB2.9 million (equivalent to approximately $0.4 million as of March 31, 2021). On May 26, 2021, the loan was fully repaid upon maturity.

On September 10, 2020, Biopower Plant entered into two unsecured loan agreements with ICBC to borrow a total of RMB3 million (equivalent to $457,500 as of March 31, 2021) as working capital with an interest rate equaling the LPR set by the People’s Bank of China at the time of borrowing plus 80 base points (effective rate is 4.65%). In March 2021, Biopower Plant renewed both loan agreements with ICBC to extend the maturity to August 31, 2021 and September 1, 2021, respectively. In June, 2021, Biopower Plant further renewed both loan agreements with ICBC to extend the maturity to December 18, 2021.

On August 31, 2020, Hangzhou Forasen entered into a line of credit agreement with WeBank Co., Ltd. (“WeBank”). The line of credit agreement provides for a revolving credit, the amount of which will be specified in each borrowing. The line of credit is unconditionally guaranteed by the legal representative of Hangzhou Forasen for a maximum amount of RMB5 million (equivalent to $735,000). On September 8, 2020, Hangzhou Forasen entered into three loan agreements to borrow a total of RMB2,980,000 (equivalent to $454,450 as of March 31, 2021) under the line of credit agreement, with a maturity date of October 9, 2020, and an interest rate equaling the LPR set by the People’s Bank of China at the time of borrowing minus 25 base points (effective rate is 3.6%). These loans were repaid upon maturity.

Note 11 – Long-term bank loan

On September 8, 2020, Hangzhou Forasen entered into a line of credit agreement with WeBank Co., Ltd. to borrow RMB2,988,940 (equivalent to $455,813), starting from October 9, 2020, with a maturity date of October 9, 2022, and an interest rate equaling the LPR set by the People’s Bank of China at the time of borrowing plus 6.41% (effective rate is 10.26%). The line of credit is unconditionally guaranteed by the legal representative of Hangzhou Forasen for a maximum amount of RMB5 million (equivalent to $762,500). The loan requires monthly payment of principal of $21,705 (starting from the fourth month of the agreement period) and average monthly interest approximately of $2,304. The outstanding principal balance on the line of credit as of August 27, 2021 was RMB2,134,956 (equivalent to $325,581).

Future obligations for payments of this long-term loan are as follows:

Repayment
Remainder of fiscal 2021	$130,232
Fiscal 2022	260,465
Fiscal 2023	21,706
Total	$412,403

Note 12 – Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consisted of the following:

	March 31, 2021	September 30, 2020
Accrued professional service fees	$20,000	$179,650
Payroll payable	519,446	406,938
Other current liabilities	116,045	52,537
Accrued expenses and other current liabilities	$655,491	$639,125

Note 13 – Related party transactions

The relationship and the nature of related party transactions are summarized as follow:

Name of Related Party	Relationship to the Company	Nature of Transactions
Yefang Zhang*	Principal shareholder, former CEO’s wife, and former sole director	Working capital loan
Hangzhou Nongyuan Network Technology Co., Ltd.	Owned by Yefang Zhang’s daughter	Lease agreement

* Yefang Zhang ceased to be the Company’s director on August 26, 2019.

Due to related parties

As of March 31, 2021 and September 30, 2020, the Company owed Yefang Zhang $318,000 and $187,062, respectively. The balance of due to related parties is interest-free, unsecured, and due upon demand.

Lease Agreement with a Related Party

On August 5, 2020, Hangzhou Forasen entered into a lease agreement with Hangzhou Nongyuan Network Technology Co., Ltd., a PRC company wholly owned by Yefang Zhang’s daughter, to lease about 1,006 square feet of office space in Hangzhou. See Note 16 for further discussion.

Note 14 – Taxes

Corporation Income Tax (“CIT”)

The Company is subject to income taxes on an entity basis on income derived from the location in which each entity is domiciled.

CN Energy is incorporated in the British Virgin Islands as an offshore holding company and is not subject to tax on income or capital gain under the laws of the British Virgin Islands.

Energy Holdings is incorporated in Hong Kong as a holding company with no activities. Under the Hong Kong tax laws, an entity is not subject to income tax if no revenue is generated in Hong Kong.

Under the Enterprise Income Tax (“EIT”) Law of the PRC, domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% EIT rate while preferential tax rates, tax holidays, and even tax exemption may be granted on case-by-case basis. The PRC tax authorities grant preferential tax treatment to High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. Since Khingan Forasen was approved as an HNTE in November 2016, Khingan Forasen and its branch office, Biopower Plant, are entitled to a reduced income tax rate of 15% beginning November 2016. On December 3, 2019, Khingan Forasen was approved for the renewal of its HNTE certificate and is able to enjoy the reduced income tax rate in the next three years. In addition, 10% of the revenue of Biopower Plant from selling activated carbon were exempt from income tax for the six months ended March 31, 2021 and 2020, because Biopower Plant met the requirement of national comprehensive utilization of resources program.

The impact of the reduced tax rate noted above decreased the Company’s income taxes by $139,968 and $90,280 for the six months ended March 31, 2021 and 2020, respectively. The benefits of the reduced tax rate and tax exemption on net income per share (basic and diluted) were $0.01 and $0.01 for the six months ended March 31, 2021 and 2020, respectively.

The following table reconciles the statutory rate to the Company’s effective tax rate:

	For the six months ended March 31,
	2021	2020
China statutory income tax rate	25.0%	25.0%
Effect of PRC preferential tax rate and tax exemption	(16.2)%	(16.5)%
Research and development (“R&D”) tax credit	(1.9)%	(3.4)%
Effect of non-taxable government subsidy income	(1.0)%	(1.4)%
Non-PRC entities not subject to PRC tax	9.2%	6.9%
Change in valuation allowance	0.9%	(6.2)%
Others	(0.7)%	(0.1)%
Effective tax rate	15.3%	4.3%

Note 14 – Taxes (Continued)

Corporation Income Tax (“CIT”) (Continued)

The provision for income tax consisted of the following:

	For the six months ended March 31,
	2021	2020
Current income tax provision	$125,904	$21,811
Deferred income tax provision	5,999	1,705
Income tax provision	$131,903	$23,516

Components of deferred tax assets were as follows:

	March 31,	September 30,
	2021	2020
Net operating loss carryforwards	$275,091	$257,850
Allowance for doubtful accounts	10,267	15,674
Valuation allowance on net operating loss	(275,091)	(257,850)
Total	$10,267	$15,674

The Company’s PRC subsidiaries had cumulative net operating loss of approximately $1,740,000 and $1,649,000 as of March 31, 2021 and September 30, 2020, respectively, which may be available for reducing future taxable income.

As of each reporting date, management considers evidence, both positive and negative, that could affect its view of the future realization of deferred tax assets. On the basis of this evaluation, valuation allowance of $275,091 and $257,850 was recorded against the gross deferred tax asset balance at March 31, 2021 and September 30, 2020, respectively. The amount of the deferred tax asset is considered unrealizable because it is more likely than not that the Company will not generate sufficient future taxable income to utilize this portion of the net operating loss. The addition (recovery) in valuation allowance for the six months ended March 31, 2021 and 2020, was approximately $17,241 and $(30,936), respectively.

Note 15 – Concentration of major customers and suppliers

For the six months ended March 31, 2021, two major customers accounted for approximately 39% and 38% of the Company’s total sales, respectively. For the six months ended March 31, 2020, three major customers accounted for approximately 39%, 30%, and 15% of the Company’s total sales, respectively. Any decrease in sales to these major customers may negatively impact the Company’s operations and cash flows if the Company fails to increase its sales to other customers.

As of March 31, 2021, two major customers accounted for approximately 42% and 41% of the Company’s accounts receivable balance, respectively. As of September 30, 2020, three major customers accounted for approximately 36%, 32%, and 16% of the Company’s accounts receivable balance, respectively.

For the six months ended March 31, 2021, four major suppliers accounted for approximately 24%, 18%, 16%, and 10% of the total purchases, respectively. For the six months ended March 31, 2020, two major suppliers accounted for approximately 62% and 17% of the total purchases, respectively.

As of March 31, 2021, three suppliers accounted for approximately 57%, 15%, and 10% of the Company’s advances to suppliers balance for raw materials purchase. As of September 30, 2020, three suppliers accounted for approximately 35%, 24%, and 16% of the Company’s advance to suppliers balance for raw materials purchase, respectively.

Note 16 – Leases

On July 1, 2020, Biopower Plant entered into a lease agreement with Tahe Forestry Bureau (the “Landlord”) to lease the manufacturing facility. The lease period is from July 1, 2020 to March 31, 2025, and the annual rent is RMB126,440 (approximately $19,295). According to the lease agreement, Biopower Plant can only use the land and factory buildings for the operations of Biopower Plant and cannot transfer the lease to a third person without the prior consent of the Landlord; otherwise, the lease agreement shall be terminated. Biopower Plant is required to notify the Landlord at least two months in advance to renew the lease agreement.

On August 5, 2020, Hangzhou Forasen entered into a lease agreement with Hangzhou Nongyuan Network Technology Co., Ltd. to lease about 1,006 square feet of office space in Hangzhou. The lease period is from August 5, 2020 to August 4, 2022 (unless otherwise terminated by either party), and the annual rent is RMB283,258 (approximately $43,225), payable semi-annually.

For the six months ended March 31, 2021, the Company had operating lease cost of $40,908 and the reduction in operating lease right-of-use assets was $25,248.

The weighted-average remaining lease term and the weighted-average discount rate of leases are as follows:

March 31, 2021
Weighted-average remaining lease term	2.9 years

Weighted-average discount rate	6.96%

Note 16 – Leases (Continued)

The following is a schedule, by years, of operating lease liabilities as of March 31, 2021:

Remainder of fiscal 2021	$19,815
Fiscal 2022	39,097
Fiscal 2023	19,282
Fiscal 2024	14,462
Total lease payments	92,656
Less: imputed interest	(7,884)
Total lease liabilities	$84,772

Note 17 – Commitments and contingencies

The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. Biopower Plant has not paid adequate social insurance for all its employees, and the Company’s PRC subsidiaries have not made adequate housing provident fund payments for all their employees. The relevant PRC authorities may order the Company to make up the contributions to these plans. In addition, failure to make adequate social insurance payments on time may subject the Company to 0.05% late fees per day starting from the date of underpayment and fines equal to one to three times the underpaid amount. For failure to make adequate housing provident fund payments as required, the Company may be fined RMB10,000 to RMB50,000. If the Company is subject to late fees or fines in relation to underpaid employee benefits, the financial condition and results of operations may be adversely affected. However, the risk of regulatory penalty that the relevant authorities may impose on our PRC subsidiaries in relation to its failure to make adequate contributions to the employee benefit plans for all the Company’s employees as required is remote, because the relevant local authorities confirmed in writing that no records of violation were found on the Company’s PRC subsidiaries for social insurance plan and/or housing provident fund contributions.

Note 18 – Segment reporting

ASC 280, Segment Reporting, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments, and major customers in financial statements for details on the Company’s business segments. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. The Company’s chief operating decision maker makes operating decisions and assesses performance solely based on activated carbon sales orders received. In addition, the production of activated carbon and the biomass electricity are one integrated process and inseparable. Therefore, the Company has determined that it has only one operating segment and therefore one reportable segment as defined by ASC.

The following table presents revenue by major product categories for the six months ended March 31, 2021 and 2020, respectively:

	For the six months ended March 31,
	2021	2020
Activated carbon	$7,601,931	$3,830,221
Biomass electricity	56,353	49,063
Technical service	64,783	64,175
Total	$7,723,067	$3,943,459

All of the Company’s long-lived assets are located in the PRC. All of the Company’s products are sold in the PRC.

Note 19 – Stockholders’ equity

Ordinary shares

CN Energy is a holding company established under the laws of the British Virgin Islands on November 23, 2018. The original authorized and issued number of ordinary shares was 50,000 shares with a par value of $1.00 per share. In August 2019, the Company amended its Memorandum of Association to increase its authorized shares from 50,000 shares with a par value of $1.00 per share to an unlimited number of ordinary shares with no par value, and subdivide the already issued 50,000 shares to 139,627 shares with no par value. On April 15, 2020, the shareholders and board of directors of the Company approved (i) a forward split of the issued and outstanding ordinary shares of the Company at an approximate or rounded ratio of 71.62-for-1 share (the “Forward Split”), and (ii) the creation of a new class of convertible preferred shares of no par value. On April 16, 2020, the Company filed its second amended and restated memorandum and articles of association with the Registrar of Corporate Affairs of the British Virgin Islands to effect such corporate actions, which filing became effective on April 20, 2020. The Company believes it is appropriate to reflect the Forward Split on a retroactive basis pursuant to ASC 260. All shares and per share data for all the periods presented have been retroactively restated. As a result of all events mentioned above, the Company had an unlimited number of no par value ordinary shares authorized, of which 10,000,000 were issued and outstanding after the Forward Split.

Initial Public Offering

On February 9, 2021, the Company closed its IPO of 5,000,000 ordinary shares at public offering price of $4.00 per share. On February 10, 2021, the underwriters exercised their over-allotment option to purchase an additional 750,000 ordinary shares at a price of $4.00 per share. The closing for the sale of the over-allotment shares took place on February 17, 2021. The net proceeds of the Company’s IPO, including the proceeds from the sale of the over-allotment shares, totaled approximately $20 million, after deducting underwriting discounts and other related expenses. The Company’s ordinary shares commenced trading under the ticker symbol “CNEY” on February 5, 2021.

Convertible Preferred Shares

On April 20, 2020, the Company issued an aggregate of 500,000 convertible preferred shares to two individual investors for a total consideration of $1,800,000 pursuant to certain Share Purchase Agreement dated April 3, 2020 (“Share Purchase Agreement”).

The convertible preferred shares have the following characteristics:

Conversion - Upon the register of members being updated at the closing of the Company’s initial public offering, all issued and outstanding convertible preferred shares will be converted automatically at a 10% discount to the initial public offering price in this offering.

Voting - Prior to conversion of convertible preferred shares, holders of convertible preferred shares do not have the right to vote as a shareholder, and upon conversion of Convertible Preferred Shares, holders of then ordinary shares will have the same voting rights and vote together with other holders of ordinary shares, and not as a separate class, except where otherwise required by law.

Ranking - Convertible preferred shares, before conversion, are senior to ordinary shares with respect to distribution rights upon liquidation, to receive a payment per convertible preferred share, equal to the price per share for the issue of convertible preferred share.

Dividends - Holders of convertible preferred shares are entitled to an equal share in any dividend paid to the convertible preferred share class.

Note 19 – Stockholders’ equity (Continued)

The Company determined that the convertible preferred shares contained an embedded beneficial conversion feature (“BCF”) as they were in the money at the issuance. Because the conversion of the convertible preferred shares was dependent on the closing of the Company’s initial public offering, which was outside the control of the Company, the BCF embedded in the convertible preferred shares was contingent on the commitment date. Therefore, the Company would recognize the intrinsic value of the BCF separately from additional paid-in capital, and account for it as a deemed dividend and, as such, recognize the BCF as retained earnings upon the closing of the initial public offering, when the contingency was resolved, in accordance with ASC 470. The intrinsic value of the BCF was measured based upon the difference between the fair value of the underlying ordinary shares at the commitment date and the effective conversion price embedded in the convertible preferred shares.

Upon the completion of the IPO, all issued and outstanding convertible preferred shares of the Company were automatically converted into 500,000 ordinary shares of the Company. As a result, the Company recorded deemed dividend in retained earnings of $975,000 as the intrinsic value of the BCF, which was measured based upon the difference between the fair value of the ordinary shares at the commitment date of $5.55 and the effective conversion price of $3.60, multiplying the 500,000 convertible preferred shares.

Statutory reserves and restricted net assets

The Company’s ability to pay dividends primarily depends on the Company receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the Company’s subsidiaries incorporated in PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s subsidiaries.

The Company’s PRC subsidiaries are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of their respective registered capital. The Company’s PRC subsidiaries may also allocate a portion of its after-tax profits based on PRC accounting standards to employee welfare and bonus funds at their discretion. These reserves together with paid in capital of the Company’s PRC subsidiaries are not distributable as cash dividends. As of March 31, 2021 and September 30, 2020, the balance of the required statutory reserves was $228,987 and $129,497, respectively

Note 20 – Subsequent events

Private Placement

From June 8 to June 10, 2021, the Company entered into certain subscription agreements (the “Subscription Agreements”) with six investors (the “Purchasers”). Pursuant to the Subscription Agreements, the Company agreed to sell and the Purchasers agreed to purchase an aggregate of 4,000,000 ordinary shares of the Company at a price of $4.50 per share (the “Private Placement”). On June 11, 2021, the Company closed the Private Placement and received gross proceeds of $18 million, before deducting the placement agent’s fees of $900,000 and other related offering expenses of $125,000.

Note 21 – Condensed financial information of the parent company

Pursuant to the requirements of Rule 12-04(a), 5-04(c), and 4-08(e)(3) of Regulation S-X, the condensed financial information of the parent company shall be filed when the restricted net assets of consolidated subsidiaries exceed 25% of consolidated net assets as of the end of the most recently completed fiscal year. The Company performed a test on the restricted net assets of consolidated subsidiaries in accordance with such requirement and concluded that it was applicable to the Company as the restricted net assets of the Company’s PRC subsidiaries exceeded 25% of the consolidated net assets of the Company. Therefore, the condensed financial statements of the parent company are included herein.

For purposes of the above test, restricted net assets of consolidated subsidiaries shall mean that amount of the Company’s proportionate share of net assets of consolidated subsidiaries (after intercompany eliminations) which as of the end of the most recent fiscal year may not be transferred to the parent company by subsidiaries in the form of loans, advances, or cash dividends without the consent of a third party.

The condensed financial information of the parent company has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the parent company used the equity method to account for investment in its subsidiaries. Such investment is presented on the condensed balance sheets as “Investment in subsidiaries” and the respective profit or loss as “Equity in earnings of subsidiaries” on the condensed statements of income.

The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Company. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted.

The Company did not pay any dividend for the periods presented. As of March 31, 2021 and September 30, 2020, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those separately disclosed in the unaudited condensed consolidated financial statements, if any.

Note 21 – Condensed financial information of the parent company (Continued)

CN ENERGY GROUP. INC.

PARENT COMPANY BALANCE SHEETS

(UNAUDITED)

	As of March 31, 2021	As of September 30, 2020
ASSETS
Non-current assets
Cash	$4,188	$-
Deferred offering costs	-	322,792
Investment in subsidiaries	45,570,225	23,646,021

Total assets	$45,574,413	$23,968,831

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Due to related party	$874,919	$626,121
Accrued expenses and other current liabilities	186,000	224,650
Total current liabilities	1,060,919	850,771

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS’ EQUITY
Ordinary shares, no par value, unlimited number of ordinary shares authorized, 16,250,000 and 10,000,000 ordinary shares issued and outstanding at March 31, 2021 and September 30, 2020, respectively	35,940,825	14,005,621
Convertible preferred shares, no par value, an unlimited number of convertible preferred shares authorized, nil and 500,000 convertible preferred shares issued and outstanding at March 31, 2021 and September 30, 2020, respectively	-	1,800,000
Additional paid-in capital	8,865,199	7,890,199
Statutory reserves	228,987	129,497
Retained earnings (accumulated deficit)	(84,415)	259,507
Accumulated other comprehensive loss	(437,102)	(966,782)
Total stockholders’ equity	44,513,494	23,118,042

Total liabilities and stockholders’ equity	$45,574,413	$23,968,831

Note 21 – Condensed financial information of the parent company (Continued)

CN ENERGY GROUP. INC.

PARENT COMPANY STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(UNAUDITED)

	For the Six Months March 31,
	2021	2020
GENERAL AND ADMINISTRATIVE EXPENSES	$(318,085)	$(150,000)
EQUITY IN EARNINGS OF SUBSIDIARIES	1,048,653	672,827
NET INCOME	730,568	522,827
Deemed dividend on conversion of Convertible Preferred Stock to Common Stock	(975,000)	-
NET INCOME (LOSS) ATTRIBUTABLE TO COMMON STOCKHOLDERS	(244,432)	522,827
NET INCOME	730,568	522,827
FOREIGN CURRENCY TRANSLATION ADJUSTMENT	529,680	118,400
COMPREHENSIVE INCOME	$1,260,248	$641,227

Note 21 – Condensed financial information of the parent company (Continued)

CN ENERGY GROUP. INC.

PARENT COMPANY STATEMENTS OF CASH FLOWS

(UNAUDITED)

	For the Six Months ended March 31,
	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$730,568	$522,827
Adjustments to reconcile net income to net cash used in operating activities:
Equity in earnings of subsidiaries	(1,048,653)	(672,827)
Accrued expenses and other current liabilities	(42,136)	150,000
Net cash used in operating activities	(360,221)	-

CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in subsidiaries	(20,258,141)	-
Net cash used in investing activities	(20,258,141)	-

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from the Initial Public Offering	23,000,000	-
Direct costs disbursed from Initial Public Offering proceeds in current period	(2,377,450)	-
Net cash provided by financing activities	20,622,550	-

CHANGES IN CASH	4,188	-

CASH, beginning of period	-	-

CASH, end of period	$4,188	$-

SUPPLEMENTAL NON-CASH ACTIVITIES:
Accrued deferred offering costs	$385,193	$34,650
Other payables funded by a related party through related party loans	$-	$130,000
Deemed dividend on conversion of Preferred Stock to Common Stock	$975,000	$-
Deferred offering costs funded by a related party through related party loans	$102,153	$8,142